As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-109048

CHURCH & DWIGHT CO., INC.

$100,000,000

5.25% Convertible Senior Debentures Due August 15, 2033, and

the Common Stock Issuable Upon Conversion of the Debentures

Supplement, dated September 15, 2004, to Prospectus, dated June 21, 2004.

On September 1, 2004, we effected a 3-for-2 stock split. As a result of the stock split, the debentures are convertible into our common stock at a conversion rate of 32.26 shares of common stock per each $1,000 principal amount of debentures, which is equivalent to a conversion price of approximately $31.00 per share (subject to future antidilution and other adjustments), under the circumstances set forth in the prospectus.